LOTON, CORP.

13499 RUE HUNTINGTON, QC, H8Z1G3, CANADA

Tel. 1(438)8701351

Fax. 1(450)9881288

E-mail: lotoncorp@yahoo.com

September 14, 2010

United States

Securities and Exchange Commission

Washington, DC 20549

To the Attention of:  Mr. Ryan Houseal, Ms. Maryse Mills-Apenteng.

Re: Loton, Corp.

Amendment No. 2 to Registration Statement on Form S-1,

Filed on August 24, 2010

Filing No. 333-167219

Dear Mr. Ryan Houseal, Ms. Maryse Mills-Apenteng:

Further to your letter dated September 10, 2010, concerning the deficiencies in Amendment No.2 to Registration Statement on Form S-1 filed on August 24, 2010, we provide the following responses:

Management’s Discussion and Analysis or Plan of Operations, page 22

Plan of Operation, page 23

1. SEC Comment: While you initially estimate the costs of “commencing your marketing campaign” to be $2,000, your tabular disclosure of your estimated costs over the next 12 months lists your marketing costs at $1.000. Please revise this discrepancy or advise.

Response:  We revised the estimated costs of commencing our marketing campaign and made necessary changes.  Please refer to page 23 of the prospectus:

Commence Marketing Campaign. Time Frame: 8th-12th months. Estimated cost $1,000.

We intend to use marketing strategies, such as web advertisements, direct mailing, and phone calls to acquire potential customers. We also  expect  to get  new  clients  from  "word  of  mouth" advertising  where our new  clients will  refer  their  colleagues to us. We will encourage such advertising by rewarding person who referred new clients to us.

We also plan to attend shows and exhibitions in architectural and construction industries, which help architects, builders, advertising agencies, interior designers, home renovators, home owners and various sectors which have need of 3D visualization in Canada come face to face and find new business opportunities and partners. We intend to spend about $1,000 on marketing efforts during the first year. Marketing is an ongoing matter that will continue during the life of our operations.

Marketing costs	$1,000
Website development costs	3,000
PCs purchase	6,500
Software purchase	4,500
Audit and accounting fees	4,000
Office Set Up	2,000
Other	1,000
Total	$22,000

Please direct any further comments or questions you may have to the company's president Mr. Alex Kuznetsov at:

13499 Rue Huntington

Pierrefonds, QC, H8Z1G3, Canada

Tel. 1(438)8701351

Fax. 1(450)9881288

Thank you.

Sincerely,

/S/ Alex Kuznetsov

Alex Kuznetsov, President